UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
1World Online, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    State of California

    Date of organization
    August 3, 2011

Physical address of issuer
541 Jefferson Avenue, Suite #104, Redwood City, CA, 94063

Website of issuer
www.1worldOnline.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
107,000

Price (or method for determining price)
$1

Target offering amount
$107,000

Oversubscriptions accepted:
 Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
 Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000

Deadline to reach the target offering amount
April 29, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3 employees and 25 contractors (full-time and part-time)

	Prior fiscal year-end (2018)	Fiscal year-end (2017)
Total Assets	$5,739,958	$8,009,159
Cash & Cash Equivalents	$1,058,290	$1,221,642
Accounts Receivable	$898,579	$1,077,946
Short-term Debt	$1,217,714	$1,670,817
Long-term Debt	$0	$0
Revenues/Sales	$1,822,430	$1,272,161
Cost of Goods Sold	$1,012,381	$1,150,644
Taxes Paid	$0	$0
Net Income	$(2,221,785)	$2,553,870

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Alex Fedosseev
_____
(Signature)

Alex Fedosseev
_____
(Name)

CEO
_____
(Title)

_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alex Fedosseev
_____
(Signature)

Alex Fedosseev
_____
(Name)

CEO & Director
_____
(Title)

04/03/2020
_____
(Date)

/s/ Kyoko Watanabe
_____
(Signature)

Kyoko Watanabe
_____
(Name)

Director
_____
(Title)

04/03/2020
_____
(Date)

/s/ Vladimir Tyurenkov
_____
(Signature)

Vladimir Tyurenkov
_____
(Name)

CEO & Director
_____
(Title)

04/03/2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum

EXHIBIT B: Disclaimers

EXHIBIT C: Financials

EXHIBIT D: Offering Page

EXHIBIT E: Form of Security

EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

1WORLD ONLINE



Up to $1,070,000 of Crowd Safe Units of SAFE
(Simple Agreement for Future Equity)

1WORLD ONLINE Inc. ("**1World**", "**1World Online**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "**Securities**"). The minimum target offering amount is $107,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $107,000 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by April 29, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://1worldonline.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic.co/1worldonline

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

1WORLD ONLINE is a California C-corporation, incorporated on August 3, 2011

The Company is located at 541 Jefferson Ave., Suite #104, Redwood City, CA, 94063

The Company's website is https://1worldonline.com

The Company conducts business primarily in the USA and some globally.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/1world-online-1 and is attached as <u>Exhibit D</u> to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Units of Crowd SAFEs being offered	$107,000
Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met	107,000*
Maximum amount of Units of Crowd SAFEs being offered	$107,000
Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	107,000
Purchase price per Security	$1.00
Minimum Individual Purchase Amount	$100+
Offering deadline	4/29/2020
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 31.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2.0% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Aggregate Target Offering Amount	$107,000	$6,420	$100,580
Aggregate Maximum Offering Amount	$107,000	$6,420	$100,580

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Cyclical and seasonal fluctuations in the economy, in internet usage and in digital advertising may have an effect on our business.
Our business relies heavily on programmatic advertising, which can get affected by cyclical and seasonal fluctuations in the economy, internet usage and digital advertising. Digital advertising generally slows down during the first quarter of the calendar year, and typically increases significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our business model can be replicated by other players in the industry.
The Company's expertise and forte lies in interactive advertising, which can be adopted by other major players in the market, some of whom may have significantly greater financial, technical and human resources than us.

Our operations are complex and involve significant costs.
The ecosystem of advertising technology components is complex and requires ongoing support and optimization of processes to stay efficient, which includes significant costs.

Our operations are vulnerable to evolving data privacy laws.
The Company may have to incur expenses and restructure its terms of use and privacy policy time and again to remain compliant with data privacy laws in its jurisdiction of operations.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This

means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay dividends to its existing and future holders of capital stock without triggering the SAFE or incurring additional liabilities or obligations to Purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

1World Online is an award-winning software platform for publishers and brands that dramatically increases engagement of site visitors, allows to learn the audience, including via Cognitive Science tools, and, most importantly, brings new revenue streams via its unique combination of advertising, data and analytics. We are global with operations in US, India, Latin America, SEA, and some parts of Europe, supporting almost 30 languages. We are part of Web 3.0 revolution, connecting audiences to advertisers and publishers directly via our tools.

1World was developed with many strong partnerships in the MediaTech and AdTech industry and is well known as advocate of Win-Win-Win model in this triangle (Audience + Publishers + Advertisers).

Business Plan

The Company uses Revenue Share business model with Publishers for Programmatic advertising, which usually varies between 20 to 50% depending on client category. The Company also offers Direct Deals on top of programmatic with margin also 20% minimum and CPM-driven optimizations.

The Company's Products and/or Services

Product / Service	Description	Current Market
1World Widget	Primary product: a module (or widget) in a format of JavaScript code, that can be easily installed on any website in an application	Deployed on variety of sites, such as Newsweek, IBT, Singapore Press Holdings, HMTV & many more
1World Insight Pages	Automatically generated Analytical page that shows results of specific poll with statistics, interactive map, compare-and-contrast and demographics analytics	Deployed along with widgets
1World Feed	Aggregation of 1World polls created for and by various partners	It's hosted by 1World Online and presents engaging experience
1World Campaign Management	Self-service tool for creation, launch and monitoring of advertising campaigns	For advertisers who are interested in more efficient tools $36 Billion Native Advertising market according to BI Intelligence
1World Admin Dashboard	Central place for 1World authorized administrators to manage deployments, create content and monitor / optimize performance	Internal 1World tool, also used by White Label customers
1World Partner Dashboard	Central place for 1World Partners to manage deployment, create content and monitor performance	Offered to Publishers and Partners via self-registration.

Competition

While there are several companies that provide some of the features that 1World provides, there are no companies that provide a one-stop platform like 1World with all features integrated together.

The companies with partially overlapping business models are:
- Engagement tools (polls, quizzes, surveys): Apester, LockerDome, Carambola, PlayBuzz
- Loyalty / incentive programs: Brave / BAT, Steem, AdEx, some new projects in development
- Advertising solutions: various DSP (Demand-side) and SSP (Supply-side) providers

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

1World works with many publishers, directly and via channel partners to deploy its widgets and supplemental tools. The primary market is USA, but also we have developed presence in India, SEA (South Eastern Asia), Latin America and some parts of Europe.

Intellectual Property

1World has an IP (Intellectual Property) patent portfolio it has been developing since 2012 in collaboration with top law firm Wilmer Hale, utilizing both their Silicon Valley and Boston offices. 1World files its patents first in the USA, and then usually pursues International filings, PCT applications to cover Europe and also files in select Asian countries such as Japan and China. The first five patents filed by 1World covered the basic 1World service and widget-analytics system and its applications for engagement, research, and content syndication and includes the following patent filings:

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
U.S. Patent Application No:61/841,118	Full	Dynamic Analytics Research Engine / Normalization algorithm	12/31/2014	US and International filings
U.S. Patent Application No.: 62/046,554	Full	Interactive Data Exchange Network	12/31/2014	US and International filings
U.S. Patent Application No.: 61/840,935	Full	Quality of Results via Informed Choices	12/31/2014	US and International filings
U.S. Patent Application No.: 2209340.00125US1	Full	Crowdsourced Polls and their sharing in public space	12/31/2014	US and International filings
U.S. Patent Application No:61/841,022	Full	Chains of Polls as a Unique Data Collection Engine	12/31/2014	US and International filings
U.S. Patent Application No.: 2209340.00126US1US1	Provisional	1) **Insights Page** – a dynamic "second page" on web or mobile pages, along with new ad inventory 2) **Smart Profiling** & Data Presentation System -- creates a psychographic profile for each respondent on a 2x2 matrix, that then triggers intelligent presentation of data to each Web viewer. 3) **In-place Analytics** -- end-users and administrators can click to see analytics from within that particular widget, in situ.	9/30/2016	US and International filings

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
Registration number with USPTO **4718849**	IC 035. US 100 101 102. G & S: Public opinion polling to collect information for businesses and consumers. IC 038. US 100 101 104. G & S: Transmission of polled information and/or analysis by data communications.	1WORLD ONLINE	8/3/2013	4/14/2015	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to or party to any litigations.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.0%	$6,420	6.0%	$6,420
Core Team / HQ	15.7%	$16,799	15.7%	$16,799
Product Development	25.9%	$27,713	25.9%	$27,713
Marketing & Promo campaigns	13.0%	$13,910	13.0%	$13,910
US Operations and support	9.0%	$9,630	9.0%	$9,630
International Business Growth	15.0%	$16,050	15.0%	$16,050
Tools and Hosting	7.5%	$8,025	7.5%	$8,025
Legal fees	2.2%	$2,354	2.2%	$2,354
Other	5.7%	$6,099	5.7%	$6,099
Total	**100%**	**$107,000**	**100%**	**$107,000**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Use of Proceeds details:

- Product Development includes design, development, testing and deployment to QA and Production environment 1World back-end and front-end components, both addition to existing modules and new-developed ones. An example would be Campaign Management tools, that include existing CM system hosted on 1World Online domain and Point-of-Sales (POS) component that will be embedded in our partner sites to facilitate remote purchase of our service.
- Marketing and Promotion includes use of tools, such as Social Media, digital inventory purchase on the publisher sites, events participation, PR activities, compensation for Marketing personnel and overall project management to increase awareness of 1World tools / services and bring business leads to our system.

- Core Team / HQ includes salaries / benefits / taxes and other expenses to maintain our Headquarters in Silicon Valley and other US locations and to support accounting / financial reporting, Data Room maintenance, all core operational needs to keep the company running and stay in good shape for any strategic developments, new investments and partnerships.

- International Business Growth: 1World is a multi-language global platform by design and is well positioned for deployment in other countries / regions outside of the US. We already built presence in India, European

Union / UK, South Eastern Asia and Latin America. They all require local support for sales and deployment and 1World plans to open permanent offices in these locations gradually (but start with contractors).

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alex Fedosseev	CEO & Board Chairman	CEO, responsible for business and overall company day-to-day management (since 2011)	M.S. in Computer Science from MSU
Brad Kayton	VP Corporate Development, Board Advisor	1World Board Member (in 2011-2018) and Board Advisor (in 2019-2020), taking the roles of CMO and COO during his term	MBA and MA from University of Texas
Kyoko Watanabe	Board Director	Director of US Operations for DEFTA Partners Venture Fund	MBA, University of San Francisco School of Management BA from Seishin University
David Schlesinger	Board Director	Ex Editor in Chief, Reuters Global	AM Field Of StudyRegional Studies, East Asia from Harvard University
Vladimir Tyurenkov	Board Director	Managing Partner at STELTEC Capital	C.S. from Moscow State Technical University (Bauman)
Neil Devlin	Board Director	Investment Partner/CEO, Edinburgh Partners Limited	BA from Brandeis University in economics and philosophy and is a Chartered Financial Analyst (CFA)

TEAM MEMBERS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dr. Augie Grant	Chief Scientific Officer	1World Board Advisor since 2012, taking the roles of Chief Research Officer and Chief Scientist during his term	Doctor of Philosophy (Ph.D.) Field of Study Communication Theory and Research from SCU
Andrii Pylypenko	VP of Engineering	Head of Engineering since Feb 2019, previously CBDO and Engineering Project Manager at Business Automatics	University of Wales, MPhil, IT M.S. in C.S. from Kharkiv University
Sergey Bykov	Chief Technical Officer	CTO of 1World since Feb 2019 Architect of Solutions at P-Products	M.S. C.S from National Aerospace University
Logan Johnson	VP of Operations	Director and then VP of Operations, since 2017, including AdOps and	Wichita Kansas

		Publisher Development at 1World Online	
Emily Kayton	Director of Customer Success	Manager and then Director of Content, Customer Success / Accounts Management at 1World since 2014	Tulane University, B.S. Economics; UC Berkeley Extension
Ekaterina Kourtseva	Controller and Admin	Runs all financial, HR, corporate support since 2011	B.S. in from San Jose University (HR / Management, A.A. in Accounting from De Anza College

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 3 California-based employees and 25 contractors (10 full time and 15 part-time).

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is currently authorized to issue Thirty Million (30,000,000) shares of common stock (the "**Common Stock"),** and Seventeen Million (17,000,000) of Preferred Stock, of which 3,076,767 shares are designated Series A Preferred Stock, 3,900,000 shares are designated Series A-2 Preferred Stock and 10,000,000 shares are designated Series A-3 Preferred Stock.

As of the date of the filing of this Form C, the Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding/Face Value	5,095,151
Voting Rights	The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings).
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, power, and privileges of the holders of the Preferred Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	16.99% on a fully diluted basis

Type of security	Preferred Stock
Amount outstanding/Face Value	16,976,59, of which 3,076,767 are shares of Series A Preferred Stock, 3,899,824 are shares of Series A-2 Preferred Stok and 10,000,000 are shares of Series A-3 Preferred Stock.
Voting Rights	Each holder of outstanding shares of Preferred stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote, fractional shares will be rounded to the nearest whole number.
Liquidation Preferences	In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or any Change of Control (as defined in the Amended & Restated Certificate of Incorporation), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its shareholders the respective amounts of their liquidation preferences.
Dividends	The holders of Preferred Stock shall be entitled to receive, on a pari passu basis, dividends, payable when, as, and if declared by the Board of Directors of the Company, acting in their sole discretion.
Preemptive Rights	Section 4.1 of the Investors' Rights Agreement dated October 14, 2019 gives each Major Investor (as defined in the agreement) the right of first refusal to purchase such Major Investor's pro rata share of all (or any part) of any New Securities that the Company may issue from time to time.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This security offering will dilute the percentage holding of the Preferred Stock holders, however, it will not dilute or effect in any way the voting power of the holders of this security, before or after conversion.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	56.63% on a fully diluted basis.

Type of security	Common Stock Options
Amount outstanding/Face Value	7,476,864
Voting Rights	Holders of Options do not have any voting rights. However, such holders may exercise their right to purchase shares of Common Stock, and upon such exercise, the holders will get voting rights corresponding to their shares, along with all other rights and obligations attached thereto.
Anti-Dilution Rights	Holders of Options do not have any anti-dilution rights prior to the exercise of their right of purchase of shares.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Percentage holding is calculated on a fully diluted basis which already accounts for stock allocated towards the Company's Equity Incentive Plan, including the unissued shares and options under the plan. The Company may, however, in the future, expand the Equity Incentive Plan which may dilute the holders of Securities issued in this Offering. Additionally, upon the exercise of right of purchase by the holders of Options and Warrants, the voting power may also get diluted further.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	26.38% on a fully diluted basis.

The Company has the following debt outstanding:

The Company currently has no loans outstanding, and all previously issued convertible notes have converted into shares of Preferred Stock.

Ownership

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

1World Online, Inc. (the "**Company**") was incorporated on August 11, 2011 under the laws of the State of California and is currently headquartered in Redwood City, CA. The Company provides software platform for publishers and brands to increase engagement and enable high-conversion advertising with hyper-targeting.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents consist banker's acceptances, certificates of deposit, commercial paper, marketable securities, money market funds, short-term government bonds and treasury bills.

As of March 31, 2020, the Company had $2,027,680.06 in aggregate cash and cash equivalents, leaving the Company with approximately 18 months of runway (without revenue factored in).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Common Stock is a security that represents ownership in a corporation. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, power, and privileges of the holders of the Preferred Stock. – The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders except as otherwise required by law. As of December 31, 2019, the Company has 5,120,151 shares of Common Stock outstanding.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced based on Board of Directors decision with consideration or revenue trends, strategic market trends and comparable companies.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Loan Agreement*	$150,000	150,000	Business Operations	12/20/2018	Reg D 506(c)
Convertible Loan Agreement*	$150,000	150,000	Business Operations	5/09/2019	Reg D 506(c)
Simple Agreements for Future Equity (SAFEs)*	2,000,000	2,000,000	Business Operations	10/17/2019	Reg D 506(c)
Series A-3 Preferred Stock	10,000,000	10,000,000	Advertising solution, Growth, Tier 1 Publishers	10/11/2019	Reg D 506(c)

* As of the date of the filing of this Form-C, the Company has no outstanding debt instruments. All convertible promissory notes and SAFEs issued hereunder converted into shares of Series A-3 Preferred Stock at the close of the Series A-3 financing.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**") for a total of $107,000 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $107,000 in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by April 29, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit E</u>, in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 30,000,000 shares of Common Stock, of which 5,095,151 shares of Common Stock will be issued and outstanding; and, (ii) 17,000,000 shares of Preferred Stock, of which 16,976,591 shares of Preferred Stock will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Valuation Cap

$45,000,000.00 (See Conversion Price below.)

Discounted Rate

80%

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF), except with respect to such rights deemed not waivable by laws. The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of the Valuation Cap divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by the Discounted Rate.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

If the Securities are not converted, the more preferable conversion found above will be deemed the first equity financing price "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) the Valuation Cap divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.
The holders of Preferred Stock are signatories to the Company's Second Amended and Restated Investors' Rights Agreement that grants such holders participation rights to purchase pro rata shares of any New Security issuances, as defined the agreement. Such participation can be waived by the majority of holders of Preferred Stock. The Company has obtained such waiver prior to the filing of this Form C.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED “RISK FACTORS.”

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "**ESCROW AGENT**") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

I, Alex Fedosseev, being the Chief Eexutive Officer of 1World Online, Inc., a California corporation (the "Company"), hereby certify as of this 3rd day of April, 2020 that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2017 and December 31, 2018 and the related statements of income (deficit), stockholders' equity and cash flows for the years ended December 31, 2017 and December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects

(ii) the tax return information of the Company included herein reflects accurately the information reported on the tax return for the Company filed for the fiscal years ended 2017 and 2018

_/s/ Alex Fedosseev_____

1WORLD ONLINE, INC.

December 31, 2017

ACCOUNTANT'S COMPILATION REPORT

AND

FINANCIAL STATEMENTS

Table of Contents

ACCOUNTANT'S COMPILATION REPORT

To the Management
lWorld Online, Inc.
San Jose, California

Management is responsible for the accompanying financial statements of 1World Online, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of income, stockholders' equity and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

As discussed in Note 14 to the financial statements, the Company has restated the financial statements as of December 31, 2017 related to the recording of digital assets, liabilities, revenue recognition and stock-based compensation expense which affected stockholders' equity.

We are not independent with respect to 1World Online, Inc. because we have a direct financial interest in the 1World Online, Inc. by providing compilation services in exchange for its common stocks.

Kustov & Associates, Inc.
San Francisco, California

February 26, 2020

1World Online, Inc.
Balance Sheets

			December 31, 2017
Assets			
Current assets:			
Cash and cash equivalents		$	1,221,642
Accounts receivable			1,077,946
Receivable from the sale of digital assets			111,496
Prepaid expenses and deposits			8,554
Digital assets	Note 6		3,381,035
Digital asset rights	Note 6		1,000,000
Deferred tax assets	Note 8		712,653
Total current assets			7,513,326
Intangible assets, Net			
Intangible assets, net	Note 7		495,833
Total intangible assets			495,833
Total assets		$	8,009,159
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable		$	551,011
Accrued interests			16,392
Notes payable	Note 9		620,000
Loan fom related party	Note 10		72,500
Payroll liabilities			124,364
Credit card liabilities			60,181
Deferred tax libility	Note 8		226,369
Total current liabilities			1,670,817
Stockholders' equity (deficit):			
Preferred stock, no par, no stated value; 15,000,000 shares authorized; 12,008,824 shares issued and outstanding			9,171,114
Common stock, no par; no stated value; 15,000,000 shares authorized; 5,093,751 shares issued and outstanding			91,850
Additional paid-in capital			989,660
Deficit accumulated			(3,914,282)
Total stockholders' equity (deficit)			6,338,342
Total liabilities and stockholders' equity (deficit)		$	8,009,159

No assurance is provided on these financial statements.

1World Online, Inc.
Income Statement

			For the Year Ended December 31, 2017
Revenues:			
Sales of Product Income	Note 4	$	1,272,161
Total income			1,272,161
Cost of sales:			
Cost of sales			1,150,644
Research and development expenses:			
Subcontractors and other R&D cost			736,391
Total research and development expenses			736,391
Selling, general, and administrative expenses:			
Marketing			1,010,293
Administrative payroll burden and related costs			779,056
Bad Debts			245,895
Content development expenses			98,667
Legal and accounting fees			77,150
Rent			34,345
Travel & entertainment			23,105
Office and miscellaneous expenses			20,613
Depreciation and amortization expense			4,964
Dues and subscriptions			4,840
Total selling, general, and administrative expenses			2,298,928
Other (income) expense:			
Interest expense			68,183
Loss on disposal of fixed assets			11,303
Other income	Note 5		(6,306,562)
Gain on digital assets transactions	Note 13		(79,583)
Interest income			(16)
Total other (income) expense			(6,306,675)
Income before income taxes			3,392,873
Income tax expense (benefit):			
Deferred tax expense			839,003
Total income tax expense (benefit)			839,003
Net Income		$	2,553,870

No assurance is provided on these financial statements.

1World Online, Inc.
Statement of Stockholders' Equity (Deficit)

For the Year Ended December 31, 2017

	Preferred Stock		Common Stock		Additional Paid-in	Retained Earnings	Total
	Shares	Amount	Shares	Amount	Capital	(Deficit Accumulated)	Stockholders' Equity
Balance, January 1, 2017	10,334,324	$ 7,649,814	4,725,001	$ 82,725	$ 542,634	$ (6,468,152)	$ 1,807,021
Note payable converted to preferred stock	26,000	20,000					20,000
Issuance of preferred stock to contractors to exchange for services	168,500	129,300					129,300
Issuance of preferred stock to investors	1,480,000	1,372,000					1,372,000
Stock options exercised			368,750	9,125			9,125
Stock-based compensation to founders, employees (Note 11)					447,026		447,026
Net Income						2,553,870	2,553,870
Balance, December 31, 2017	12,008,824	$ 9,171,114	5,093,751	$ 91,850	$ 989,660	$ (3,914,282)	$ 6,338,342

No assurance is provided on these financial statements.

See accountant's compilation report

4

For the Year Ended December 31, 2017

Operating Activities:

Net Income	$	2,553,870
Adjustments to reconcile net loss to net cash used in operating activities:		
Noncash compensation expense		447,027
Depreciation and amortization		4,964
Loss from disposal of fixed assets		11,303
Increase in accounts receivable		(250,093)
Decrease in prepaid expenses and deposits		23,363
Decrease in deferred tax asset		542,635
Increase in receivable from the sale in digital assets		(111,495)
Increase in accounts payable		69,687
Increase in accrued interests		16,392
Increase in payroll liabilities		87,967
Increase in credit card liability		494
Increase in deferred tax liability		296,369
Net cash provided by operating activities		3,692,483

Investing Activities:

Purchases of digital assets and digital asset rights	(4,381,035)
Acquisition of intangible assets	(500,000)
Net cash used in investing activities	(4,881,035)

Financing Activities:

Change in notes payable, current	180,123
Proceeds from issuances of preferred stock	1,521,300
Proceeds from issuances of common stock	9,125
Change in loan from related party	(59,470)
Net cash provided by financing activities	1,651,078

Net Increase (Decrease) in Cash and Cash Equivalents		462,526
Cash and Cash Equivalents at:		
Beginning of period		759,821
End of period	$	1,221,642

Cash paid during the year for:

Interest Expense	$	51,791

No assurance is provided on these financial statements.

Note 1 - Description of Business

1World Online, Inc. (the "Company") is a Redwood City-based company that provides a platform in internet marketing to amplify content discovery and recommendations for an independent entity. The Company collects valuable reader data in order to understand the independent entity's audience thereby increasing content relevancy.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Company have been prepared using the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are used for, but not limited to, revenue reserves, valuation of receivables, accruals, and contingencies. Actual results could differ from those estimates.

Revenue and Cost Recognition

The Company offers ad campaigns by targeting specific audiences, asks relevant questions about the independent entity, provides brand education and exposure, and finally compares audience feedback. The ultimate goal for the Company is to figure out what the audience thinks through ad campaigns and improve content relevancy.

The Company recognizes revenue through sales of its marketing and promotion services.

Cost of sales mostly includes website services through Amazon Web Services.

Other Income-Token sales

The Company recognizes sales of token on the initial coin offering under an Other Income when tokens have been sold.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are used for, but not limited to, depreciation, amortization, and contingencies. Actual results could differ from those estimates.

6

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents are valued at carrying amounts that approximate their fair value.

Digital assets

Digital assets are cryptocurrency networks that are operational as of year-end. They are recorded and disclosed at the acquisition cost.

Digital asset rights

Digital asset rights are the right to various cryptocurrencies that are under development as of year-end. They are recorded and disclosed at the acquisition cost.

Property and Equipment

Property and equipment are recorded at cost. The Company's capitalization policy is to capitalize property and equipment with an original cost in excess of $2,500, otherwise expenses. Depreciation is calculated using the straight line method over management's estimate of the assets' useful lives.

Intangible assets

Intangible assets are recorded at cost. Amortizetion is calculated using the straight line method over management's estimate of the intangible assets' useful lives. The Company's intangible asset is the Blockchain license which is amortized over 15 years.

Income Taxes

The Company follows the applicable provisions of FASB ASC 740, Income Taxes. The Company is a United States C corporation and files a federal tax returns and certain state tax returns. Deferred taxes represent income taxes on income and expense included in the financial statements, which will not be reported as taxable income or expense until future periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be recovered or settled.

Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Uncertain Tax Positions

The Company adopted guidance issued by FASB with respect to accounting for uncertainty in income taxes as of December 31, 2017. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements. Management estimated that no provision for uncertainty in income taxes is necessary for the year ended December 31, 2017.

Accrued Liabilities for Compensated Absences

The Company does not have a compensation policy for unused vacation and sick days and does not make any reserves for vacation and sick days.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivables and cryptocurrency investments. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of Federal Deposit insurance provided on such deposits. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas. The Company places its cryptocurrency investments with different types of tokens to decrease risk of the investments. As of December 31, 2017, the Company had no significant concentrations of credit risk.

Leases

On January 1, 2016, the Company leased an office in San Jose under a cancellable operating lease with Steven Creek Owner LLC. The lease enforces from April 1, 2016 to March 31, 2020. The monthly rent is $8,162 for the first year and increase by $154 each year. On March 7, 2017, the Company requested the termination of the lease and delivered its possession of the property.

On August 1, 2017, the Company signed a new leasing agreement with Vanguard Solutions & Services, Inc for five months. The monthly rent rate is $530 starting from August 1, 2017.

Note 3 - Stockholders' Equity

As of December 31, 2017, the authorized capital stock of the Company was 15,000,000 shares of Common Stock, no par value per share and 15,000,000 shares of Preferred Stock, collectively, shares of the Company's Series A Preferred Stock and Series Seed Preferred Stock, no par value. As of December 31, 2017, the Company has 5,093,751 shares of Common Stock and 11,008,824 shares of Preferred Stock were issued and outstanding.

The Company has reserved shares of Preferred Stock for issuance to officers, directors, employees, and consultants of the Company pursuant to its Equity Incentive Plan duly adopted by the Board of Directors and approved by the Company stockholders. Of such reserved shares of Preferred Stock, options to purchase 8,555,916 shares have been granted and are currently outstanding.

Shares of Common Stock has the following rights and privileges:

General – The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, power, and privileges of the holders of the Preferred Stock.

Voting – The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders except as otherwise required by law.

The Preferred Stock has the following rights and privileges:

Voting –

a) Each holder of outstanding shares of Preferred stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote, fractional shares will be rounded to the nearest whole number.

b) As long as any shares of Series A Preferred Stock are outstanding, the corporation will not, without the written consent or affirmative vote of the requisite holders, given in writing or by vote at a meeting, either directly or indirectly liquidate, dissolve or wind up the affairs of the corporation.

Liquidation – In the event of any liquidation, dissolution, winding-up or sale or merger of the Company, whether voluntarily or involuntarily, each holder of Preferred Stock is entitled to receive, in preference to the holders of common stock, a per-share amount equal to the greater of

a) The Original issue price, plus all declared but unpaid dividends, or

b) Amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding-up or sale or merger of the Company, whether voluntarily or involuntarily.

Conversion –

a) Each share of Preferred Stock, is convertible at the option of the holder thereof, at any time, and without the payment of additional consideration into one share of common stock, is subject to adjustments.

b) In the event of any liquidation, dissolution, winding-up or sale or merger of the Company, whether voluntarily or involuntarily the conversion rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and asset distributable on such event.

c) No fractional shares of Common Stock will be issued upon conversion of the Preferred stock. In lieu of any fractional shares, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock.

Note 4 – Sale of Product Income

Sale of Product Income for the year ended December 31, 2017 was $1,272,161 which consist of the following:

For the Year		2017
Sale of Product Income	$	1,144,502
Online Advertising Income		127,659
Net Revenue	$	1,272,161

Note 5 – Other Income

Other income consists of 1WO Token Sales in the amount of 6,302,595 and other income in the amount of $3,604.

Note 6 – Digital assets and Digital assets rights

Digital assets are cryptocurrency networks that are operational as of year-end. They are recorded and disclosed at the acquisition cost.

Digital asset rights are the right to various cryptocurrencies that are under development as of year-end. They are recorded and disclosed at the acquisition cost.

Note 7 – Intangible assets, net

As of December 31		2017
Blockchain License at cost	$	500,000
Less: accumulated depreciation		(4,167)
Net Balance	$	495,833

Amortization expense for the year 2017 is $4,167.

Note 8 – Income Tax

The Company files income tax returns in the U.S. federal and California state jurisdictions. As of December 31, 2017, the Company is no longer subject to U.S. Federal income tax examinations for the years prior to 2013 and is no longer subject to state and local income tax examinations for the years prior to 2012 in accordance with the respective statutes of limitations.

Although the Company has a net operating income in 2017, there is no current federal or state income tax expense recorded in 2017 because the Company has net operating loss carryover from 2016 which more than net operating income in 2017. As the Company files the 2017 tax return as a C corporation, the Company is subject to the annual $800 minimum California Franchise tax. As of December 31, 2017 the Company had a cumulative deferred tax asset in the amount of $712,653 and deferred tax liability in the amount of $226,369.

For the year 2017, the Company has available net operating loss carryover in the amount of $2,100,394.

Note 9 – Notes Payable

As of December 31, 2017, the Company had notes payables of $620,000 and accrued interest of $15,097 The interest rate for each note is 1.54% to 27.40% and there are two notes payable with no interest rate.

Note 10 – Loans from related party

As of December 31, 2017, the Company had loan from related party of $72,500 and accrued loan interest of $1,295. The average interest rate for each loan is 11.80%

Note 11 – Incentive Plan

In 2011, the Company adopted an equity incentive plan for the purpose of attracting and retaining qualified persons. The Company's policy for issuing shares upon exercise or conversion of options are as follows: 1) the underlying stock for the options is taken from the option pool available at the time the option is issued; 2) the price is based on the exercise price at the date of grant and; 3) the amount for exercise can be due in full or in part based on the exercise agreement.

In 2017, the Company granted 908,000 options. The exercise price of each option is equal to the market price of the Company's stock on the date of grant. Following is a summary of options granted by the Company from 2011 to 2017.

Year	Number of Options Granted	Number of Options Forfeited	Ending Balance
2011	2,730,000	-	2,730,000
2012	1,272,500	-	4,002,500
2013	1,444,000	-	5,446,500
2014	998,464	48,500	6,396,464
2015	729,186	108,750	7,016,900
2016	1,919,897	351,667	8,585,130
2017	908,000	864,214	8,628,916
Total	10,002,047	1,373,131	8,628,916

The maximum term of the options granted is 10 years, and the vesting terms are one month to forty-eight months based on the arrangements of each option.

Following is a summary of the status of the equity incentive plan during 2017:

For the Year 2018	Number of Shares	Weighted-Average Exercise Price
Outstanding at 1-1-2017	8,585,130	$0.15
Options Granted on 1-1-2017	38,000	$0.50
Options Granted on 1-26-2017	75,000	$0.45
Options Granted on 4-21-2017	595,000	$0.50
Options Granted on 5-5-2017	140,000	$0.50
Options Granted on 9-30-2017	60,000	$0.50
Options Forfeited	864,214	$0.34
Outstanding at 12-31-2017	8,555,916	$0.19

Significant assumptions used to estimate fair value:

The fair value of each option granted is estimated on the grant date using the Black-Scholes. The following assumptions were made in estimating fair value:

Assumption	For the Year 2017
Expected Term	3 - 10 years
Risk-free interest rate	1.28% - 2.20%
Expected life	10 years
Expected volatility	75%

Compensation Expense:

The compensation expense recognized in 2017 was $447,026, which is the total fair value of shares vested during the year.

Unrecognized compensation expense is the amount of equity-based compensation not yet recognized because of equity instruments that are currently unvested.

Nonvested Shares Activity	Number of Option Shares	Weighted-Average Grant-Date Fair Value	Total Unrecognized Compensation Cost Related to Nonvested Shares	Weighted-Average Period Over Which Cost is Expected to be recognized (years)
Nonvested at 1-1-2017	2,499,158	$0.15	$331,734	N/A
Granted in 2017	908,000	$0.50	86,073	N/A
Vested in 2017	1,246,837	$0.19	N/A	N/A
Forfeited	864,214	$0.19	N/A	N/A
Nonvested at 12-31-2017	1,296,107	$0.19	$590,730	2.48

As of December 31, 2017, there was $332,402 of total unrecognized stock-based compensation expense related to nonvested shares, which is expected to be recognized over a weighted average period of 2.48 years. The total unrecognized stock-based compensation expense will be adjusted for future changes in estimated forfeitures.

Expected forfeitures:

The Company has elected to recognize forfeitures as they occur, which has not materially impacted the financial statements. Forfeitures are estimated at the time of grant, however the forfeitures would be adjusted in subsequent periods if actual forfeitures are significantly different from the estimates when granted.

Adopted ASU 2016-09:

The Company adopted ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, effective as of January 1, 2018. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the accounting for income tax consequences, forfeitures, and classification on the statement of cash flows. Prior to adopting this ASU, all excess tax benefits resulting from exercise or settlement of share-based payment transactions were recognized in Additional paid-in capital ("APIC") and accumulated in an APIC pool. Any tax deficiencies were either offset against the APIC pool, or were recognized in the income statement if no APIC pool was available. Under ASU 2016-09, all excess tax benefits and tax deficiencies are recognized as an income tax benefit or expense in the income statement prospectively. A cumulative-effect adjustment to retained earnings was recorded for tax benefits that were not previously recognized because the related tax deduction had not reduced taxes payable; however, the cumulative-effect adjustment was fully offset by an increase to the valuation allowance. The tax effects of exercised or vested awards are treated as discrete items in the reporting period in which they occur. Excess tax benefits will be recognized regardless of whether the benefit reduces taxes payable in the current period. In addition, previous guidance required entities to estimate forfeitures when computing share based compensation. Pursuant to ASU 2016-09, the Company elected to recognize forfeitures as they occur, which did not materially impact our financial statements. Prior guidance also required that excess tax benefits be presented as a cash inflow from financing activities and a cash outflow from operating activities. This ASU simplifies the presentation of excess tax benefits on the statements of cash flow requiring that excess tax benefits be classified along with other income tax cash flows as an operating activity which did not impact our condensed consolidated statements of cash flows.

In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718) Scope of Modification Accounting, which clarifies that an entity should account for the effects of a modification unless the fair value, vesting terms and classification as liability or equity of the modified and original awards do not change on the modification date. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this update should be applied using a prospective transition method. The Company does not believe the adoption of this guidance will have a material impact on the Company's financial statements and related disclosures.

Note 12 – Legal Settlements and Contingencies

The Company does not have any unsettled litigation or claims as of December 31, 2017.

Note 13 – Gain on digital assets transactions

In 2017, the Company recognized gain on digital assets transactions of $79,583

For the Year	2017	
Sales of cryptocurrencies	$	180,621
Less: Basis		(101,038)
Gain on digital assets	$	79,583

Note 14 – Restated Disclosure

The Company identified an accounting issue related to the recording of digital assets, liabilities, revenue recognition and Stock-based compensation which affected stockholders' equity. Approximately $1,000,000 preferred stocks have been recorded as notes payable, loan from related party, and other income, which changed the Company's net loss carryforward in 2017. As a result, the Company had to increase its deferred tax liability by $226,369 and reduce deferred tax assets by $347,755. In addition, the Company adopted ASU 2016-09, Compensation - Stock Compensation (Topic 718) and calculated compensation expenses by using Black Scholes Model. As a result, the Company had to increase its administrative payroll burden and related costs and additional paid-in capital $21,157.

Balance sheet	December 31, 2017 (Restated)	December 31, 2017	Effect of Change
Assets			
Digital assets	3,381,035	4,370,600	(989,565)
Digilat asset rights	1,000,000	-	1,000,000
Deferred tax assets	712,653	1,060,408	(347,755)
Total assets	$8,009,159	$8,346,480	$(337,320)
Liabilities			
Accrued interest	16,392	-	16,392
Notes payable	620,000	1,219,549	(599,549)
Loan from related party	72,500	127,270	(54,770)
Deferred tax liability	226,369	-	226,369
Total liabilities	$1,670,817	$2,082,375	$(411,558)
Stockholders' equity (deficit):			
Preferred stock, no par, no stated value;			
15,000,000 shares authorized;			
12,008,824 shares issued and outstanding	9,171,114	8,171,114	1,000,000
Additional paid-in capital	989,660	968,503	21,157
Deficit accumulated	(3,914,282)	(2,967,363)	(946,919)
Total stockholders' equity (deficit)	6,338,342	6,264,104	74,238
Total liabilities and stockholders' equity (deficit)	$8,009,159	$8,346,480	$(337,320)

Income Statement	December 31, 2017 (Restated)	December 31, 2017	Effect of Change
Research and development expenses:			
Subcontractors and other R&D cost	736,391	727,891	8,500
Total research and development expenses	$736,391	$727,891	$8,500
Selling, general, and administrative expenses:			
Marketing	1,010,293	1,001,793	8,500
Administrative payroll burden and related costs	779,056	757,899	21,157
Legal and accounting fees	77,150	76,350	800
Total selling, general, and administrative expenses	$2,298,928	$2,289,628	$9,300
Other (income) expense:			
Interest expense	68,183	345,876	(277,693)
Other income	(6,306,562)	(6,918,893)	612,331
Total other (income) expense	(6,306,675)	(6,641,313)	334,638
Income before income taxes	3,392,873	3,745,311	(352,438)
Income tax expense (benefit):			
Deferred tax expense	839,003	265,679	574,124
Net Income	$2,545,626	$3,479,632	$(925,762)

Note 15 – Subsequent Events

The Company evaluated subsequent events through the date of this compilation report, which is the date the financial statements were available to be issued. In 2018, the Company has a legal case with a service provider related to improper service fees. The case was reviewed and confirmed during the court's depositions and settlement in New York in both, 2018 and 2019. Total amount of settlement is $20,000.

Note 16 – Going Concern

The Company evaluated its going concern condition from the date of this report, the date these financial statements were available to be issued, to one year from the date of this report. Management concluded that no substantial doubt about the entity's ability to continue as a going concern that required disclosure in such financial statements.

1WORLD ONLINE, INC.

December 31, 2018

ACCOUNTANT'S COMPILATION REPORT

AND

FINANCIAL STATEMENTS

Table of Contents

KUSTOV & ASSOCIATES INC.
Certified Public Accountants

Tax, Audit, and Financial Reporting Services

info@kustovcpa.com, www.kustovcpa.com

490 Post Street, Ste. 526, San Francisco, CA 94102 Tel: (415) 399 - 9506, Cell: (415) 359 - 6266, Fax: (415) 520 - 0329

ACCOUNTANT'S COMPILATION REPORT

To the Management
lWorld Online, Inc.
San Jose, California

Management is responsible for the accompanying financial statements of 1World Online, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of income, stockholders' equity and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

We are not independent with respect to 1World Online, Inc. because we have a direct financial interest in the 1World Online, Inc. by providing compilation services in exchange for its common stocks.

Kustov & Associates, Inc.
San Francisco, California

February 26, 2020

1

1World Online, Inc.
Balance Sheets

				December 31, 2018
Assets				
Current assets:				
	Cash and cash equivalents		$	1,058,290
	Accounts receivable			898,579
	Prepaid expenses and deposits			9,968
	Digital assets	Note 6		1,227,840
	Digital asset rights	Note 6		875,785
	Deferred tax assets	Note 8		1,205,607
	Total current assets			5,276,069
Intangible assets, Net				
	Intangible assets, net	Note 7		463,889
	Total intangible assets			463,889
	Total assets		$	5,739,958
Liabilities and Stockholders' Equity				
Current liabilities:				
	Accounts payable		$	674,015
	Accrued interests			807
	Loans fom related parties	Note 9		250,000
	Payroll liabilities			28,655
	Credit card liabilities			75,535
	Deferred Tax libility			188,702
	Total current liabilities			1,217,714
Stockholders' equity (deficit):				
	Preferred stock, no par, no stated value; 15,000,000 shares authorized; 12,121,842 shares issued and outstanding			9,281,114
	Common stock, no par; no stated value; 15,000,000 shares authorized; 5,116,151 shares issued and outstanding			103,050
	Additional paid-in capital			1,274,147
	Deficit accumulated			(6,136,067)
	Total stockholders' equity (deficit)			4,522,244
	Total liabilities and stockholders' equity (deficit)		$	5,739,958

No assurance is provided on these financial statements.

1World Online, Inc.
Income Statement

			For the Year Ended December 31, 2018
Revenues:			
Sales of Product Income	Note 4	$	1,822,430
Total income			1,822,430
Cost of sales:			
Cost of sales			1,012,381
Research and development expenses:			
Subcontractors and other R&D cost			747,058
Total research and development expenses			747,058
Selling, general, and administrative expenses:			
Administrative payroll			723,598
Bad Debts			446,718
Content development expenses			267,731
Marketing			216,120
Legal and accounting fees			53,078
Travel & entertainment			43,403
Office and miscellaneous expenses			28,073
Depreciation and amortization expense			31,945
Rent			20,467
Dues and subscriptions			5,921
Total selling, general, and administrative expenses			1,837,054
Other (income) expense:			
Interest income			(60)
Other income	Note 5		(1,339,874)
Interest expense			15,028
Loss on digital assets transactions	Note 11		2,303,249
Total other (income) expense			978,343
Loss before income taxes			(2,752,406)
Income tax expense (benefit):			
Deferred tax benefit	Note 8		(530,621)
Total income tax expense (benefit)			(530,621)
Net Income		$	(2,221,785)

No assurance is provided on these financial statements.

1World Online, Inc.
Statement of Stockholders' Equity (Deficit)

For the Year Ended December 31, 2018

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit Accumulated)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance, January 1, 2018	12,008,824	$ 9,171,114	5,093,751	$ 91,850	$ 989,660	$ (3,914,282)	$ 6,338,342
Issuance of preferred stock to investors	113,000	110,000					110,000
Stock options exercised			22,400	11,200			11,200
Stock-based compensation expense (Note 10)					284,487		284,487
Net Income						(2,221,785)	(2,221,785)
Balance, December 31, 2018	12,121,824	$ 9,281,114	5,116,151	$ 103,050	$ 1,274,147	$ (6,136,067)	$ 4,522,244

No assurance is provided on these financial statements.

See accountant's compilation report

4

		For the Year Ended December 31, 2018
Operating Activities:		
Net Income	$	(2,221,785)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Noncash compensation expense		284,487
Depreciation and amortization		31,945
Loss on digital assets		(2,303,249)
Decrease in accounts receivable		179,367
Increase in prepaid expenses and deposits		(1,414)
Decrease in deferred tax assets		(492,954)
Decrease in Receivable from the Sale of Digital Asset		111,495
Increase in Accounts payable		123,004
Increase in Accrued interests		(15,585)
Decrease in Payroll liabilities		(95,709)
Increase in Credit card liabilities		15,353
Decrease in Deferred Tax libility		(37,666)
Net cash used in operating activities		(4,422,711)
Investing Activities:		
Sale of digital assets		4,580,659
Net cash provided by investing activities		4,580,659
Financing Activities:		
Change in notes payable, current		(620,000)
Change in loans from related parties		177,500
Proceeds from exercise of stock options		11,200
Proceeds from issuances of preferred stock		110,000
Net cash used in financing activities		(321,300)
Net Increase (Decrease) in Cash and Cash Equivalents		(163,352)
Cash and Cash Equivalents at:		
Beginning of period		1,221,642
End of period	$	1,058,290
Cash paid during the year for:		
Interest Expense	$	30,613

No assurance is provided on these financial statements.

Note 1 - Description of Business

1World Online, Inc. (the "Company") is a Redwood City-based company that provides a platform in internet marketing to amplify content discovery and recommendations for an independent entity. The Company collects valuable reader data in order to understand the independent entity's audience thereby increasing content relevancy.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Company have been prepared using the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are used for, but not limited to, revenue reserves, valuation of receivables, accruals, and contingencies. Actual results could differ from those estimates.

Revenue and Cost Recognition

The Company offers ad campaigns by targeting specific audiences, asks relevant questions about the independent entity, provides brand education and exposure, and finally compares audience feedback. The ultimate goal for the Company is to figure out what the audience thinks through ad campaigns and improve content relevancy.

The Company recognizes revenue through sales of its marketing and promotion services.

Cost of sales mostly includes website services through Amazon Web Services.

Other Income-Token sales

The Company recognizes sales of token on the initial coin offering under an Other Income when tokens have been sold.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are used for, but not limited to, depreciation, amortization, and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents are valued at carrying amounts that approximate their fair value.

Digital assets

Digital assets are cryptocurrency networks that are operational as of year-end. They are recorded and disclosed at the acquisition cost.

Digital asset rights

Digital asset rights are the right to various cryptocurrencies that are under development as of year-end. They are recorded and disclosed at the acquisition cost.

Property and Equipment

Property and equipment are recorded at cost. The Company's capitalization policy is to capitalize property and equipment with an original cost in excess of $2,500, otherwise expenses. Depreciation is calculated using the straight line method over management's estimate of the assets' useful lives.

Intangible assets

Intangible assets are recorded at cost. Amortizetion is calculated using the straight line method over management's estimate of the intangible assets' useful lives. The Company's intangible asset is the Blockchain license which is amortized over 15 years.

Income Taxes

The Company follows the applicable provisions of FASB ASC 740, Income Taxes. The Company is a United States C corporation and files a federal tax returns and certain state tax returns. Deferred taxes represent income taxes on income and expense included in the financial statements, which will not be reported as taxable income or expense until future periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be recovered or settled.

Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Uncertain Tax Positions

The Company adopted guidance issued by FASB with respect to accounting for uncertainty in income taxes as of December 31, 2018. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements. Management estimated that no provision for uncertainty in income taxes is necessary for the year ended December 31, 2018.

Accrued Liabilities for Compensated Absences

The Company does not have a compensation policy for unused vacation and sick days and does not make any reserves for vacation and sick days.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivables and cryptocurrency investments. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of Federal Deposit insurance provided on such deposits. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas. The Company places its cryptocurrency investments with different types of tokens to decrease risk of the investments. As of December 31, 2018, the Company had no significant concentrations of credit risk.

Leases

On January 1, 2016, the Company leased an office in San Jose under a cancellable operating lease with Steven Creek Owner LLC. The lease enforces from April 1, 2016 to March 31, 2020. The monthly rent is $8,162 for the first year and increase by $154 each year. On March 7, 2017, the Company requested the termination of the lease and delivered its possession of the property.

On August 1, 2017, the Company signed a new leasing agreement with Vanguard Solutions & Services, Inc for five months. The monthly rent rate is $530 starting from August 1, 2017.

Note 3 - Stockholders' Equity

As of December 31, 2018, the authorized capital stock of the Company was 15,000,000 shares of Common Stock, no par value per share and 15,000,000 shares of Preferred Stock, collectively, shares of the Company's Series A Preferred Stock and Series Seed Preferred Stock, no par value. As of December 31, 2018, the Company has 5,116,151 shares of Common Stock and 12,121,842 shares of Preferred Stock were issued and outstanding.

The Company has reserved shares of Preferred Stock for issuance to officers, directors, employees, and consultants of the Company pursuant to its Equity Incentive Plan duly adopted by the Board of Directors and approved by the Company stockholders. Of such reserved shares of Preferred Stock, options to purchase 8,555,916 shares have been granted and are currently outstanding.

Shares of Common Stock has the following rights and privileges:

General – The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, power, and privileges of the holders of the Preferred Stock.

Voting – The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders except as otherwise required by law.

The Preferred Stock has the following rights and privileges:

Voting –
  a) Each holder of outstanding shares of Preferred stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote, fractional shares will be rounded to the nearest whole number.
  b) As long as any shares of Series A Preferred Stock are outstanding, the corporation will not, without the written consent or affirmative vote of the requisite holders, given in writing or by vote at a meeting, either directly or indirectly liquidate, dissolve or wind up the affairs of the corporation.

Liquidation – In the event of any liquidation, dissolution, winding-up or sale or merger of the Company, whether voluntarily or involuntarily, each holder of Preferred Stock is entitled to receive, in preference to the holders of common stock, a per-share amount equal to the greater of
  a) The Original issue price, plus all declared but unpaid dividends, or
  b) Amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding-up or sale or merger of the Company, whether voluntarily or involuntarily.

Conversion –
  a) Each share of Preferred Stock, is convertible at the option of the holder thereof, at any time, and without the payment of additional consideration into one share of common stock, is subject to adjustments.
  b) In the event of any liquidation, dissolution, winding-up or sale or merger of the Company, whether voluntarily or involuntarily the conversion rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and asset distributable on such event.
  c) No fractional shares of Common Stock will be issued upon conversion of the Preferred stock. In lieu of any fractional shares, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock.

Note 4 – Sale of Product Income

Sale of Product Income for the year ended December 31, 2018 was $1,822,430 which consist of the following:

For the Year		2018
Sale of Product Income	$	1,803,658
Online Advertising Income		18,773
Net Revenue	$	1,822,430

Note 5 – Other Income

Other income consists of 1WO Token Sales in the amount of 1,339,324 and other income in the amount of $550.

Note 6 – Digital assets and Digital asset rights

Digital assets are cryptocurrency networks that are operational as of year-end. They are recorded and disclosed at the acquisition cost.

Digital asset rights are the right to various cryptocurrencies that are under development as of year-end. They are recorded and disclosed at the acquisition cost.

The Company holds all of its digital assets and digital asset rights through its wholly owned subsidiary, NextGen Media Limited – a Cayman Island Company.

Note 7 – Intangible assets, net

As of December 31		2018
Blockchain License at cost	$	500,000
Less: accumulated depreciation		(36,111)
Net Balance	$	463,889

Amortization expense for the year 2018 is $31,945.

Note 8 – Income Tax

The Company files income tax returns in the U.S. federal and California state jurisdictions. As of December 31, 2018, the Company is no longer subject to U.S. Federal income tax examinations for the years prior to 2014 and is no longer subject to state and local income tax examinations for the years prior to 2013 in accordance with the respective statutes of limitations.

As the Company has a net operating loss in 2018, there is no federal income tax expense recorded in 2018. As the Company files the 2018 tax return as a C corporation, the Company is subject to the annual $800 minimum California Franchise tax. As of December 31, 2018 the Company had a cumulative deferred tax asset in the amount of $1,205,607 and deferred tax liability in the amount of $188,702.

For the year 2018, the Company has available net operating loss carryover in the amount of $4,324,790.

Note 9 – Loans from related parties

As of December 31, 2018, the Company had loans from related parties of $250,000 and accrued loan interest of $807. The average interest rate for a loan is 13.08% and there is one loan with no interest rate.

Note 10 – Incentive Plan

In 2011, the Company adopted an equity incentive plan for the purpose of attracting and retaining qualified persons. The Company's policy for issuing shares upon exercise or conversion of options are as follows: 1) the underlying stock for the options is taken from the option pool available at the time the option is issued; 2) the price is based on the exercise price at the date of grant and; 3) the amount for exercise can be due in full or in part based on the exercise agreement.

In 2018, the Company granted 82,400 options. The exercise price of each option is equal to the market price of the Company's stock on the date of grant. Following is a summary of options granted by the Company from 2011 to 2018.

Year	Number of Options Granted	Number of Options Forfeited	Ending Balance
2011	2,730,000	-	2,730,000
2012	1,272,500	-	4,002,500
2013	1,444,000	-	5,446,500
2014	998,464	48,500	6,396,464
2015	729,186	108,750	7,016,900
2016	1,919,897	351,667	8,585,130
2017	908,000	864,214	8,628,916
2018	82,400	145,400	8,565,916
Total	10,084,447	1,518,531	8,565,916

The maximum term of the options granted is 10 years, and the vesting terms are one month to forty-eight months based on the arrangements of each option.

Following is a summary of the status of the equity incentive plan during 2018:

For the Year 2018	Number of Shares	Weighted-Average Exercise Price
Outstanding at 1-1-2018	8,628,916	$0.19
Options Granted on 1-26-2018	60,000	$0.50
Options Granted on 8-25-2018	22,400	$0.50
Options Forfeited on 8-25-2018	145,400	$0.28
Outstanding at 12-31-2018	8,555,916	$0.19

Significant assumptions used to estimate fair value:

The fair value of each option granted is estimated on the grant date using the Black-Scholes. The following assumptions were made in estimating fair value:

Assumption	For the Year 2018
Expected Term	3 - 10 years
Risk-free interest rate	2.44% - 2.51%
Expected life	10 years
Expected volatility	75%

Compensation Expense:

The compensation expense recognized in 2018 was $284,486, which is the total fair value of shares vested during the year.

Unrecognized compensation expense is the amount of equity-based compensation not yet recognized because of equity instruments that are currently unvested.

Nonvested Shares Activity	Number of Option Shares	Weighted-Average Grant-Date Fair Value	Total Unrecognized Compensation Cost Related to Nonvested Shares	Weighted-Average Period Over Which Cost is Expected to be recognized (years)
Nonvested at 1-1-2018	1,296,107	$0.19	$587,362	N/A
Granted in 2018	82,400	$0.50	$20,711	N/A
Vested in 2018	635,547	$0.19	N/A	N/A
Forfeited	145,400	$0.19	N/A	N/A
Nonvested at 12-31-2018	597,560	$0.19	$332,402	1.94

As of December 31, 2018, there was $332,402 of total unrecognized stock-based compensation expense related to nonvested shares, which is expected to be recognized over a weighted average period of 1.94 years. The total unrecognized stock-based compensation expense will be adjusted for future changes in estimated forfeitures.

Expected forfeitures:

The Company has elected to recognize forfeitures as they occur, which has not materially impacted the financial statements. Forfeitures are estimated at the time of grant, however the forfeitures would be adjusted in subsequent periods if actual forfeitures are significantly different from the estimates when granted.

Adopted ASU 2016-09:

The Company adopted ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, effective as of January 1, 2018. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the accounting for income tax consequences, forfeitures, and classification on the statement of cash flows. Prior to adopting this ASU, all excess tax benefits resulting from exercise or settlement of share-based payment transactions were recognized in Additional paid-in capital ("APIC") and accumulated in an APIC pool. Any tax deficiencies were either offset against the APIC pool, or were recognized in the income statement if no APIC pool was available. Under ASU 2016-09, all excess tax benefits and tax deficiencies are recognized as an income tax benefit or expense in the income statement prospectively. A cumulative-effect adjustment to retained earnings was recorded for tax benefits that were not previously recognized because the related tax deduction had not reduced taxes payable; however, the cumulative-effect adjustment was fully offset by an increase to the valuation allowance. The tax effects of exercised or vested awards are treated as discrete items in the reporting period in which they occur. Excess tax benefits will be recognized regardless of whether the benefit reduces taxes payable in the current period. In addition, previous guidance required entities to estimate forfeitures when computing share based compensation. Pursuant to ASU 2016-09, the Company elected to recognize forfeitures as they occur, which did not materially impact our financial statements. Prior guidance also required that excess tax benefits be presented as a cash inflow from financing activities and a cash outflow from operating activities. This ASU simplifies the presentation of excess tax benefits on the statements of cash flow requiring that excess tax benefits be classified along with other income tax cash flows as an operating activity which did not impact our condensed consolidated statements of cash flows.

In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718) Scope of Modification Accounting, which clarifies that an entity should account for the effects of a modification unless the fair value, vesting terms and classification as liability or equity of the modified and original awards do not change on the modification date. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this update should be applied using a prospective transition method. The Company does not believe the adoption of this guidance will have a material impact on the Company's financial statements and related disclosures.

Note 11 – Loss on digital assets transactions

In 2018, the Company recognized loss on digital assets transactions of $2,303,249

For the Year	2018
Sales of digital assets	$ 4,731,041
Less: Basis	(7,034,290)
Loss on digital assets	$ (2,303,249)

Note 12 – Legal Settlements and Contingencies

In 2018, the Company has a legal case with a service provider related to improper service fees. The case was reviewed and confirmed during the court's depositions and settlement in New York in both, 2018 and 2019. Total amount of settlement is $20,000.

Note 13 – Subsequent Events

The Company evaluated subsequent events through the date of this compilation report, which is the date the financial statements were available to be issued. The Company did not have any subsequent events affecting the amounts reported in the financial statements for the year ended December 31, 2018 except a legal case with that service provider which was mention in note 12.

Note 14 – Going Concern

The Company evaluated its going concern condition from the date of this report, the date these financial statements were available to be issued, to one year from the date of this report. Management concluded that no substantial doubt about the entity's ability to continue as a going concern that required disclosure in such financial statements.

EXHIBIT D

Offering Page found on Intermediary's Portal.





Company Name   1World Online

Logo



Headline   Smart, native advertising that engages users

Cover photo



Hero Image



Tags	Publishing, B2C, Digital advertising

**Pitch
text**

Summary

- Content creation & advertising solution for the world's top brands
- 10x conversions compared to Google/Facebook/Twitter ads
- Profitable, Silicon Valley based with mature product and traction
- Disrupting $330B+ advertising, research & data markets
- Generated $2M+ in revenue for 2019, fast business expansion
- +3000 registered publishers and advertisers globally

- Team with 20+ years of experience and 3 successful exits

Problem

Online advertising is broken



Online ads are annoying interruptions to the browsing experience and are totally irrelevant to user interest. Pop-ups make it impossible to read a news article, and auto-play videos make browsing a frustrating experience.



Bad advertising has led approximately 2 billion internet users to download ad blockers. These free apps **totally eliminate ads** from mobile and desktop browsers. According to a recent study, 47% of internet users are blocking ads.



Website publishers are experiencing a record decline in reader loyalty and are unable to guarantee results to advertisers. Advertisers are experiencing record low ROI and are losing faith in digital advertising. Both sides are seeking a solution to organically engage and retain users online.

Solution

1World Online: smart, native advertising that engages users


Newsweek
#FridaysForFuture
#StrikeForYourFuture
#TakeBackFuture
BACK
20%
GBA
Start the survey
PLAYER.ONE
Crysis
Portal
Splinter Cell
Dead Space
International Business Times
SPORTS TRIVIA
4
3
1
0
SKIP
8/16
ASGARDIA
Debate of the Week
Should we be more focused on space exploration or protecting life on earth?
New Space Investment & Exploration Greatly Benefits Earth
Alan Tratner
To Save Earth, Give Priority to Action on the Climate Crisis
Bill Allen
MacBook

1World provides custom content for publishers and advertisers in the form of polls, quizzes, and surveys related to their brand. As users engage with this custom content, they are presented with targeted display ads.

How It Works:

1) ENGAGE USERS WITH CONTENT

Users browse their favorite website.


Newsweek


SPORTS
ABU DHABI HSBC CHAMPIONSHIP: UPDATED ODDS AND TV SCHEDULE FOR EUROPEAN TOUR EVENT
BY DAN CANCIAN ON 1/15/20 AT 4:00 PM EST

User consumes content and a targeted poll appears.



Tommy Fleetwood arrives at the Abu Dhabi HSBC Championship as the man to beat in the eyes of the bookmakers.
According to Oddschecker, the world number 10 is an 8/1 favorite to win the European Tour event, which begins on Thursday in Abu Dhabi, United Arab Emirates.
Abu Dhabi HSBC Championship: Updated odds and TV schedule for European Tour event
4.8K
Who do you think will win the Abu Dhabi HSBC Championship?
Tommy Fleetwood
Patrick Cantlay
Brooks Koepka
Other
Powered by

2) GROW BRAND LOYALTY

User is rewarded for submitting responses. User can redeem loyalty points for cryptocurrency tokens or actual goods





114
Who do you think will win the Abu Dhabi HSBC Championship?
Tommy Fleetwood 21%
Patrick Cantlay 14%
Brooks Koepka 49%
Other 16%
Congratulations!
You earned: 100 Points!
Earn more points and convert them

Powered by

into 1WO tokens!

3) GENERATE REVENUE
User is presented with relevant, targeted ads while they are engaged with content.
1World Widget
Targeted Ad Unit
Abu Dhabi HSBC Championship: Updated odds and TV schedule for European Tour event
4.8K
Who do you think will win the Abu Dhabi HSBC Championship?
Tommy Fleetwood
Patrick Cantlay
Brooks Koepka
Other
Powered by
THE BEST RANKIN... THEIR SELECTIONS IN THE NBA
SPONSORED BY SPORTS CHEW
See More



Product

1World Widgets


Deployment in the article
In the sitebar
SUPER
OFFER
ADS
What's most to blame for the raging wildfires in Australia?
1WORLD POLL
Mother Nature
Climate Change
Human activity
I'm not sure
What do you know about Earth Day?
1WORLD QUIZ
Earth Day is celebrated around the world on April 22 each year. From parades to parties, folks love to show how much they care about our "Mother Earth" and her land, oceans, and atmosphere.
Start the quiz
ADS
SUPER
OFFER

1World Widgets are embedded on thousands of websites across the internet. Deployment takes seconds with a line of code and content can be created by our team, chosen from an existing library or syndicated with advertising partners.

Targeted Ad Units


NEW MODEL
SPRING 2020
Left
ACME
Acme Polls
What's your favorite San Francisco neighborhood?
38.3K
Mission
Presidio
Tenderloin
Right
Bottom

As users engage with the widgets, targeted ads can be placed around the widget. These ad units convert up to 10x times better than traditional static ads across search/social. Publishers can choose to work with existing advertisers or we can open their website to our advertiser network. This network represents thousands of brands around the world.

1WO Tokens



1WO tokens are used for transactions in the 1World ecosystem. Advertisers use 1WO tokens to purchase advertising space on websites deployed with 1World widgets. Users earn points as they engage with 1World widgets. Once enough points are earned, they can be used to redeem 1WO tokens. Users can hold tokens for various benefits or convert to fiat/BTC on crypto wallets and exchanges like Pillar and Liquid.

Traction

$2.4M revenue in 2019



- **3000 registered publishers and advertisers globally**

- **15 million users have engaged with 1World Widgets**

- **64 million votes placed using 1World Widgets**

- **27K wallets created that hold 1WO tokens**

Customers

We work with top brands

Our customers are publishers of websites and advertisers of well known brands around the world.

Publishers:



Advertisers:



After deploying the 1World Widget, our customers are experiencing:

- +60% increase in reader loyalty (readers are returning to sites to consume more content)

- Up to 4x increase in average time spent on site

- 22% increase in engagement with content on sites

Case Study:



6 WEEKS AFTER DEPLOYING 1WORLD:



+1000 custom polls created
across Newsweek.com



350K users placed
1.75M+ votes



22% increase in time
Spent on Newsweek



+$65K generated
in ad revenue

Business Model

Revenue share

1World receives a percentage of the revenue from ad units that are attached to the 1World Widget. Additional revenue is also generated from licensing and analytics.

Market

$300+ billion market opportunity

Our solution addresses the intersection of three markets: native advertising, organic online research and Big Data.

Sources: Esomar, BI Intelligence, Gartner.



Online Research

$40B

Source: Esomar

Native Advertising

$36Bn

Source: BI Intelligence

Big Data

$232B

Source: Gartner Research

Competition

First to market

1World is the first solution to market that allows publishers and advertisers to start earning revenue without the hassles of other traditional advertising and blockchain solutions.

Competitive advantage:

- **Publishers** can embed and deploy 1World tools onto any site within seconds and use 1World to **fill remnant ad space** (this was never possible before).
- **Advertisers** can reach consumers as they are engaged. When paired with the our widgets, we have seen ads **convert 10x better** than traditional static ads.

- **Users** can interact with 1World tools without changing existing behaviors. Users engage with 1World polls on their **favorite websites & earn loyalty points** as they go!

Vision

1World and the Web 3.0 revolution

Today, 1World is a profitable startup with product-market fit and a thriving ecosystem:

- Users are participating and earning points
- Publishers are using 1World to create engaging polls
- Advertisers are experiencing 10x conversion rates

With this funding, we are moving in a direction that will evolve the ecosystem as a whole:

- Users will be allowed **contribute and become a part of the marketplace**. Contributions can be in the form of creating polls and interactive content. Users will have the option to be compensated with crypto or Amazon Moments.
- Publishers will be benefit from user contributions by having **more diverse, enriched content options**. The content is created by their own users which elevates brand loyalty.
- Advertisers will experience **even higher conversion rates** as a result of this. As content in 1World widgets become more engaging, the corresponding ad unit gets better results!

Investors

$12M+ in funding to date













THE TIMES OF INDIA

EMERALD HILL CAPITAL PARTNERS

DEFTA PARTNERS

Berkeley Angel Network

ALTAIR CAPITAL

KEIRETSU FORUM

Founders



Alex Fedosseev

Founder & CEO









2WIRE® 4HOME

- **Alex Fedosseev** is serial entrepreneur, executive and inventor. He received BS in Mathematics, and MS in Computer Science from Moscow State University.

- Alex founded **1World Online** in 2011 as a decentralized platform combining interactive advertising and organic research. In 2018, 1World became the Fastest Growing American Company in Silicon Valley and #109 in the US (per Inc. 5000).

- Alex has participated in 3 successful exits:
  PM Director, **2Wire (Acquired by Pace)**
  VP Product, **4Home (Acquired by Motorola Mobility)**,
  Sr. Director of Product, **Motorola Mobility (Acquired by Google)**.

- Alex lives and works in San Francisco Bay Area, California for last 20+ years, married with two children.

Team

	Alex Fedosseev	Founder & CEO	3 successful startups / exits in Telecom / Smart Home / IoT space: @2wire, @4Home (sold to Motorola / Google), ex-Broadband Forum Ambassador
	Brad Kayton	Corporate Strategy	Founder @2wire, @4home • Worked at @polycom • Investor @2wire, @4home • Studied at @university-of-virginia, @university-of-texas-at-austin-1
	Sergey Bykov	CTO	
	Emily Kayton	Customer Success	

	Chris Reinertsen	Product Management	
	Leonard Jackson	Community Management	
	Logan Johnson	VP, Operations	
	Andrii Pylypenko	Head of Engineering	
	Sukhmen Nijjar	Marketing	Tech marketer and investor
	Roman Sirenko	Business Analyst	My name is Roman, I'm a business analyst in the 1WorldOnline product. I'm interested in investments in interesting and ambitious projects.
	Kseniia Ovcharenko	Tech Project Management	

	Amanda Howard	Publishers Management	
	Dmitry Birukov	Backend Engineering	
	Roni Naylu	Content Management	
	Slater Nelson	Ad Operations	
	Daniel Bodansky	Content Management	
	Javier Armenta	Sales US West	
	Prof. Augie Grant	Research & Analytics	Professor of Journalism & Director of the Center for Teaching Excellence at Univ. of South Carolina, Technology Futurist
	Sergey Borshchov	Frontend Developer	

	Dmitriy Lavrentiev	Frontend Developer
	Natalia Shchokina	Quality Assurance Engineer
	Alexander Havrysh	Backend Developer
	Dmitriy Listic	UI/UX designer
	Cait Atterberry	Accounts Management
	Bobby Grant	Content Management

Perks

$100   20 1WO tokens gifted to your 1World Account (a 1World Pillar Wallet) Receive one (1) 1World Sticker

$500	100 1WO tokens gifted to your 1World Account (a 1World Pillar Wallet) Receive three (3) 1World Stickers
$1,000	200 1WO tokens gifted to your 1World Account / Pillar Waller We mention your name on our website as a distinguished investor (you can opt out). Receive 1World Merchant Kit (an Investor T-Shirt and stickers)
$5,000	We mention your name on our website as a distinguished investor (you can opt opt of this) 1000 1WO tokens gifted to your 1World Account Receive 1World Merch Kit (Investor T-Shirt and stickers) Participate in a virtual group session with the founding team
$10,000	Your name on 1World website as a distinguished investor 2,000 1WO tokens gifted to your 1World Account / Pillar Waller Receive 1World Merchant Kit (T-Shirt and stickers) Have a 1:1 virtual 30 min Strategy session with 1World Executives
$25,000	Your name on 1World website as a distinguished investor 5,000 1WO tokens gifted to your 1World Account / Pillar Waller Receive 1World Merch Kit (T-Shirt and stickers) Have a 1:1 virtual 1 hour Strategy session with CEO / Founder
$50,000	Your name on 1World website as a distinguished investor 10,000 1WO tokens gifted to your 1World Account / Pillar Waller Receive 1World Merch Kit (T-Shirt and stickers) Paid travel and 1-day lodging to meet the founders in Silicon Valley (US only)

FAQ

Do I need an account to engage with 1World Widgets?	No! But in order to redeem loyalty points you must create a 1World account.
What websites have 1World polls?	1World widgets are deployed on hundreds of websites now! Check out active polls that are trending now.
How do 1World ad units outperform traditional static ads?	Unlike traditional ads, our widgets are interactive and coupled with targeted ads. Because our content is engaging and relevant to the users interest, our ads receive up to 10X click-through rates from users when compared to industry averaged.
Does the 1World Widget bypass ad blockers?	Yes, the 1World Widget is not tagged as an ad which allows it to bypass adblockers. It is important to note that if ad units are enabled, they might not display in browsers with adblocker installed.
What is a 1WO token? What do I need it for?	1WO tokens are a real asset with a real use. It's used for transactions in the 1World ecosystem. 1WO tokens are considered utility tokens and based on the ERC20 standard.

What can I do with 1WO tokens?	A lot! It all depends on who you are: • **Advertisers** use 1WO tokens to purchase advertising space on websites deployed with 1World widgets. • **Publishers** are be paid in 1WO tokens and can either cash out to fiat/BTC or accumulate 1WO to earn various benefits • **Users** earn loyalty points that can be converted into 1WO tokens. From there, users hold tokens for various benefits or convert to fiat/BTC on crypto exchanges like Pillar and Liquid.
How can users buy and sell 1WO tokens?	1WO tokens can be exchanged on Pillar and Liquid. Depending on the exchange, 1WO tokens can be purchased with USD (via Credit Card, ACH, check, or Paypal) or with BTC, LTC, DASH, ETC, ETH, XMR, ZEC and more.
Where can I read more about 1World?	1World has enjoyed media coverage for years. You can find articles here.
What is remnant ad space and why is it a problem?	Remnant ad space is ad space on a website that is not being used. Whenever an ad space is unfilled, publishers are missing out on an opportunity to generate revenue. Publishers can use the 1World platform to fill that ad space automatically.

Where can I find 1World on social media?

- 1World on Telegram (News)
- 1World on Telegram (Community)
- 1World on Twitter
- 1World on LinkedIn
- 1World on Facebook
- 1World on G+
- 1World on Medium
- 1World on YouTube
- WhatsApp Community Chat: 1Worldonline ICO

of

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

1World Online, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], 1World Online, Inc., a California corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $45,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

(e) **Conversion**. Upon election of the Company to convert the Crowd SAFEs following an Equity Financing, the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such transaction documents are the same documents to be entered into with the purchasers of the Preferred Stock issued in the Equity Financing, with appropriate variations in accordance with the terms contained in this Crowd SAFE.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of California , without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Redwood City, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

1WORLD ONLINE, INC.
By:
Name: Alex Fedosseev
Title: Chief Executive Officer
Address: 541 Jefferson Avenue, Suite #104, Redwood City, CA, 94063
Email: alex@1worldonline.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between 1World Online, Inc., a California corporation (the "***Company***") and $investor_name$ ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 705 of the California General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall not automatically expire at any point as to those Shares except on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                                   LLC d/b/a Republic
Date   Date

EXHIBIT F
Video Transcript

Hello, my name is Alex Fedosseev. I'm the CEO and Founder of 1World Online. That's a Silicon Valley based company that exist for seven years. Historically, digital advertising has been part of the internet that made content browsing and online experience quite frustrating. Pop-ups and autoplay videos are super annoying and they do not serve the interest of people. As a result, billions of people are downloading ad blockers and they don't see any digital advertising, which creates a major existential problem for digital industry. As publishers of the sites, I experience a decline in user retention. Digital advertisers are experiencing damage in their return on their investment. As a result, digital advertising campaigns are not efficient.

Enter 1World Online. We provide a comprehensive self-service tools to create interactive experiences, polls, quizzes, debates, and any other custom formats, which increase the engagement with audience and help advertisers to increase efficiency of their campaigns. Unlike traditional online ads, our content is highly engaging, proven to increase user loyalty and generates various new revenue streams. Millions of users I interact daily with 1World widgets around the globe on sites such as the International Business Times, Newsweek Times from India, Singapore Press Holdings, and many, many more.

1World works more than 3,000 brands from small to big and we became profitable in year 2017. If you would like to learn more about 1World Online and invest in our project, at least visit Republic page and contribute or join our community and enjoy 1World experiences. Thank you very much.